

December 4, 2020

Lee Rauch
Chief Executive Officer
Miragen Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301

     Re: Miragen Therapeutics, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed November 20, 2020
         File No. 001-36483

Dear Ms. Rauch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Acquisition of Viridian, page 13

1. It does not appear that you have filed the exclusive license agreement with ImmunoGen, Inc. as an exhibit to any of your filings and it is not clear whether this agreement will be filed when Miragen shareholders will be asked to vote on the Conversion Proposal. Please file that agreement as an exhibit to an appropriate filing or explain to us the basis for your determination that it is not required to be filed. If you believe the agreement is not required to be filed, please include in your explanation a detailed analysis supporting your belief that your plans to develop and commercialize VRDN-001 are not substantially dependent on that license agreement.

2. We note your disclosure that you have included a pro forma balance sheet as Annex C to your proxy statement for informational purposes only. Please revise this statement so that it does not imply to shareholders that you are not responsible for this disclosure.

Background and Reasons for the Transactions, page 15

3.   We note your disclosure that in approving the acquisition of Viridian and the related financing, the board of directors considered the pros and cons of these transactions versus other alternatives. Please expand your disclosure to include the consideration that the board gave to the pros and cons of acquiring Viridian through the issuance of convertible preferred stock instead of through a traditional acquisition where the stockholders could vote to approve or disapprove of the acquisition and the issuance of securities prior to the consummation of the acquisition. The expanded disclosure should include why the board viewed the preferred stock structure as preferable to a traditional structure, the business reasons for preferring the current structure, and why the board chose to structure the transaction in a way that would not allow the stockholders of the company to vote and express their approval or disapproval on the acquisition itself.

4.   We note that your Proposal No. 1 Approval of Conversion Proposal is a result of your acquisition of Viridian. Although we note your brief discussion of the background of the transactions in this section, please refer to Note A of Schedule 14A and revise your proxy statement to provide all of the material information relating to Viridian and the acquisition that is required by Item 14(b)(7) of Schedule 14A, including the information required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ryan Murr, Esq.